UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001- 39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street, Chaoyang District

Beijing, People’s Republic of China

(+86-10) 5923 6208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Re-designation of Shares

On August 27, 2025, the board of directors (the “Board”) of Quhuo Limited (the “Company”), in accordance with the Third Amended and Restated Memorandum and Articles of Association of the Company, approved the re-designation of 1,993,703,370 authorized but unissued shares, par value US$0.0001 each, as 1,993,703,370 authorized but unissued Class A ordinary shares, par value US$0.0001 each (the “Class A Ordinary Shares”) (the “Re-designation”). The Re-designation became effective immediately on the date of the Board’s approval, and is anticipated to be filed with the Registrar of Companies in the Cayman Islands within 30 days. Following the Re-designation, the authorized share capital of the Company became US$500,000 divided into 5,000,000,000 shares comprising (i) 4,993,703,370 Class A Ordinary Shares and (ii) 6,296,630 Class B ordinary shares of a par value of US$0.0001 each.

INCORPORATION BY REFERENCE

This Report on Form 6-K is incorporated by reference into the registration statements on Form S-8 (File No. 333-248884) and Form F-3, as amended (File No. 333-273087 and File No. 333-281997) of the Company and shall be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Quhuo Limited

Date:	September 3, 2025	By:	/s/ Leslie Yu
			Name:	Leslie Yu
			Title:	Chairman and Chief Executive Officer